SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                             Swiss Army Brands, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 Par Value
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                         (Title of Class of Securities)

                                    870827102
              ----------------------------------------------------
                                 (CUSIP Number)

                              Claude A. Baum, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               September 14, 2000
        -----------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                       The Exhibit Index appears on page 9

                                  SCHEDULE 13D

---------------------------------                  -----------------------------
CUSIP NO. 870827102                                PAGE     2      OF     10
---------------------------------                  -----------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           VICTORINOX AG
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

           WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

           SWITZERLAND
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  NUMBER OF     7   SOLE VOTING POWER
   SHARES
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH            2,955,400
  REPORTING   ------------------------------------------------------------------
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
              ------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    2,955,400
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,955,400
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.6%
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14  TYPE OF REPORTING PERSON*
     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                  -----------------------------
CUSIP NO. 870827102                                PAGE     3      OF     10
---------------------------------                  -----------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CHARLES ELSENER, SR.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

     PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     SWITZERLAND
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER
   SHARES           285,205
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH            2,955,400
  REPORTING   ------------------------------------------------------------------
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH            285,205
              ------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    2,955,400
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,240,605
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997, Amendment No. 6 dated November 5, 1998, and Amendment No. 7 dated May 21, 1999 (collectively, the "Amended Statement"), filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

           The purpose of this Amendment No. 8 is to report that: (i) Victorinox purchased an aggregate of 85,200 shares of Swiss Army Common (the "Victorinox Additional Shares") in various open market transactions since the date of Amendment No. 7 to the Amended Statement, and (ii) Mr. Elsener purchased an aggregate of 285,205 shares of Swiss Army Common Stock (the "Elsener Additional Shares"; and collectively with the Victorinox Additional Shares, the "Additional Shares") in two open market block trade transactions executed in September 2000.

           Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it or he neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for
(i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person and the timeliness of any such filing.

           Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

ITEM 2.    IDENTITY AND BACKGROUND

      (a)-(f) The executive officers and directors of Victorinox are: Mr. Elsener; Charles Elsener, Jr. and Eduard Elsener. Each such person is a citizen of Switzerland. Mr. Elsener's principal occupation and employment is serving as President and Chief Executive Officer of Victorinox. Charles Elsener, Jr.'s principal occupation and employment is serving as a director of Victorinox. Eduard Elsener's principal occupation and employment is serving as a director of Victorinox. Victorinox is a manufacturer of cutlery and pocket knives. The business address of Mr. Elsener, Charles

Elsener, Jr. and Eduard Elsener is the address of Victorinox's principal business and address: c/o Victorinox Cutlery Company, CH-6438, Ibach-Schwyz, Switzerland.

           During the last five years, neither any Reporting Person, nor Charles Elsener, Jr. nor Eduard Elsener (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Victorinox purchased the 85,200 Victorinox Additional Shares in separate open market transactions executed at various since May 1999 (the date of Amendment No 7). The aggregate purchase price for the Victorinox Additional Shares was $740,600.45 paid in cash from Victorinox's working capital. The respective dates, numbers of shares and prices of these Victorinox Additional Share purchases are as follows:

           Date of Purchase      Number of Shares          Price/Share
           ----------------      ----------------          -----------

               8/27/99                2,100                   $8.25
               8/30/99                  200                   $8.25
                9/1/99                  400                   $8.1875
                9/3/99                  200                   $8.25
               9/10/99                2,000                   $8.25
               9/13/99                1,600                   $8.25
              10/29/99                9,000                   $8.1938
               11/1/99               11,100                   $8.125
               11/2/99                1,100                   $8.00
               11/3/99               10,300                   $7.875
               11/5/99                  600                   $7.875
               11/5/99                  500                   $8.00
               11/8/99                1,600                   $7.875
               11/9/99                1,600                   $7.875
              11/10/99                1,600                   $7.875
              11/12/99                1,600                   $7.875
              11/15/99                1,800                   $7.9375
              11/16/99                1,800                   $8.0625
              11/17/99                1,800                   $8.125
              11/18/99                1,800                   $8.125
              11/19/99                5,000                   $8.09375
              11/22/99                2,500                   $8.125
              11/23/99                6,200                   $8.125
              11/29/99                2,200                   $8.125
               12/2/99                2,200                   $8.125
               12/3/99                2,200                   $8.00

           Date of Purchase      Number of Shares          Price/Share
           ----------------      ----------------          -----------

               12/6/99                 1,200                 $8.00
               12/31/99               15,000                $7.125
               1/4/00                  5,000                 $7.00
                                      ------
                                      85,200

           Mr. Elsener purchased: (i) 248,205 Elsener Additional Shares in an open market block trade transaction on September 14, 2000 for an aggregate purchase price of $1,202,243, or $4-27/32 per share, paid in cash from Mr. Elsener's personal funds, and (ii) 37,000 Elsener Additional Shares in an open market block trade transaction on September 26, 2000 for an aggregate purchase price of $201,187.50, or $5-7/16 per share, paid in cash from Mr. Elsener's personal funds.

ITEM 4.    PURPOSE OF TRANSACTION

           The Reporting Persons acquired their respective Additional Shares for investment purposes.

           Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. At the present time Victorinox is in discussions with Brae Group, Inc., which holds 1,917,00 shares (or approximately 23.8%) of the outstanding Swiss Army Common Stock, regarding the possible private purchase of such shares by Victorinox. No agreement with respect to such a transaction has been reached at this time, and there is no assurance that such an agreement will be reached or that such a transaction will be consummated. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

                (a) The acquisition by any person of additional securities of Swiss Army, or the disposition of securities of Swiss Army;

                (b)  An  extraordinary   corporate  transaction,   such  as  a
merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

                (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

                (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) Any material change in the present capitalization or dividend policy of Swiss Army;

                (f) Any other material change in Swiss Army's business or corporate structure;

                (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

                (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                (j)  Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) Victorinox is the beneficial owner of an aggregate of 2,955,400 shares of Common Stock, constituting approximately 36.6% of the issued and outstanding shares of Common Stock as of the date hereof. Mr. Elsener hold the 285,205 Additional Shares reporting herein. In addition, as the controlling stockholder of Victorinox Mr. Elsener may be deemed to be the beneficial owner of 2,955,400 shares of Common Stock held by Victorinox. Mr. Elsener thus may be deemed to be the beneficial owner of 3,240,605 shares of Common Stock, constituting approximately 40.2% of the issued and outstanding shares of Common Stock as of the date hereof.

      (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote and to dispose or direct disposition of the 2,955,400 shares of Common Stock held by Victorinox. Mr. Elsener has the sole power to vote or direct the vote and to dispose or direct disposition of the 285,205 shares of Common Stock held by him.

      (c) Except for the open market block trade purchases by Mr. Elsener described in item 3 above, there were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit A - Joint Filing Agreement, dated September 27, 2000, between Victorinox AG and Charles Elsener, Sr.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2000

                                  VICTORINOX AG

                                  By: /s/ CHARLES ELSENER, SR.
                                     ----------------------------
                                          Charles Elsener, Sr.




                                      /s/ CHARLES ELSENER, SR.
                                     ----------------------------
                                          Charles Elsener, Sr.

                                  EXHIBIT INDEX


      Exhibit                       Document                            Page
      -------                       --------                            ----


        A              Joint Filing Agreement, dated                     10
                       September 27, 2000, between
                       Victorinox AG and Charles Elsener, Sr.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

           In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that the Amendment No. 8 of even date herewith to the Statement on
Schedule 13D dated April 6, 1995 (as previously amended) with respect to Swiss Army Brands, Inc. (formerly known as The Forschner Group, Inc.) executed by the undersigned parties is, and that any further amendments thereto executed by the undersigned parties shall be, filed on behalf of each such party.

Dated: September 27, 2000

                                  VICTORINOX AG

                                  By: /s/ CHARLES ELSENER, SR.
                                     ----------------------------
                                          Charles Elsener, Sr.




                                      /s/ CHARLES ELSENER, SR.
                                     ----------------------------
                                          Charles Elsener, Sr.